SECUR. 06002840 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 45675

SEC MAIL PROCESSING RECEIVED 2006 WASHINGTON DC 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Far Hills Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 30th floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Novello (212)-840-7779
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass and Company, PC
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Peter J. Novello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Far Hills Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DELORIA J. BERKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BE6021979
Qualified in New York County
Commission Expires March 22, 2007

Notary Public

Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

FAR HILLS GROUP, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members
Far Hills Group, LLC

We have audited the accompanying statement of financial condition of Far Hills Group, LLC as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 26, 2006 except for
Note 12, which is as of February 17, 2006

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	1,726,083
Accounts receivable		14,615,264
Property and equipment, net		67,030
Other assets		177,313
	$	16,585,690
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	362,044
Deferred city income taxes payable		573,977
Current city income taxes payable		41,282
Total liabilities		977,303
Members' equity		15,608,387
	$	16,585,690

See accompanying notes to financial statements.

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as an introducing broker with the National Futures Association (NFA) and registered as a Limited Market Dealer with the Ontario Securities Commission (OSC).

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. Revenue derived from commitment fees is generally recognized when the underlying investment assets have been committed by the contracted investors and the fund is closed.

2. Summary of significant accounting policies (continued)

Accounts Receivable

The balance in accounts receivable as of December 31, 2005 is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. As of December 31, 2005, the Company considered all accounts to be collectible.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, accordingly, does not record a provision for income taxes because the individual members report their share of the Company's income or loss on their income tax returns. The Company is however subject to New York City unincorporated business tax.

The Company is subject to income tax in the jurisdiction of New York City and thus complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Deferred local income tax arises from the temporary differences between tax reporting on the cash basis of accounting and financial reporting on the accrual basis of accounting.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2005 are as follows:

Furniture and fixtures	$	153,178
Leasehold improvements		77,611
Computer hardware		152,866
Computer software		63,693
		447,348
Less accumulated depreciation and amortization		380,318
	$	67,030

4. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2005, the Company's net capital was approximately $1,507,000, which was approximately $1,480,000 in excess of its minimum requirement of approximately $27,000 pursuant to SEC Rule 15c3-1 and approximately $1,477,000 in excess of its minimum requirement of $30,000 pursuant to CFTC Regulation 1.17.

5. Income taxes

The provision for income taxes consists of the following:

Current		
New York City	$	949,463
		949,463
Deferred		
New York City		(242,812)
		(242,812)
	$	706,651

5. Income taxes (continued)

At December 31, 2005, the Company had a current deferred city income tax liability of approximately $574,000 which consists of the taxes applicable to the accounts receivable balance of approximately $14,670,000 at December 31, 2005 netted against the accrued expense balance of approximately $320,000 at December 31, 2005.

6. Concentrations of credit risk

The Company maintains its cash balances in one financial institution. The balances in the accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitment

The Company is obligated under an operating lease for its office premises which expires on October 31, 2008.

Future minimum lease payments under this lease as of December 31, 2005 are as follows:

Year Ending December 31,		
2006	$	300,888
2007		300,888
2008		250,740
	$	852,516

Rent expense recorded under this lease was approximately $298,000 for the year ended December 31, 2005.

9. 401(K) plan

Effective October 1, 2002, the Company instituted a 401(K) retirement plan eligible to all employees over 21 years of age who have completed three months of service. Employees eligible to participate may defer between 1% and 70% of their annual compensation. The Company can make matching contributions at its discretion, but made no such matching contributions in 2005.

10. Advertising

Advertising costs are charged to operations as incurred and was approximately $38,000 for the year ended December 31, 2005.

11. Major customers

The Company had fees earned from three major customers of approximately $17,709,000 for the year ended December 31, 2005. At December 31, 2005, accounts receivable from these customers were approximately $10,914,000, $5,000,000 of which was collected in January of 2006.

12. Subsequent event

On February 17, 2006, the Company made a distribution of $3,000,000 to its members.

FAR HILLS GROUP, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2005

Members' equity		$ 15,608,387
Less nonallowable assets		
Accounts receivable net of deferred taxes payable		13,856,287
Property and equipment, net		67,030
Other assets		177,313
		14,100,630
Net capital before haircuts		1,507,757
Haircuts, money market fund investments		446
Net capital		$ 1,507,311
Aggregate indebtedness		$ 403,326
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 26,902
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Minimum net capital requirement (under CFTC Regulation 1.17)		$ 30,000
Excess net capital (under SEC Rule 15c3-1)		$ 1,480,409
Excess net capital under CFTC Regulation 1.17		$ 1,477,311
Percentage of aggregate indebtedness to net capital	$ 403,326 / $ 1,507,311	27%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Partnership's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.